Exhibit B

Mellon HBV Alternative Strategies UK Limited

By fax  31 302287469
By registered mail with confirmation of receipt
ASM International N.V.
Attn. Management Board and Supervisory Board
Jan van Eycklaan 10
3723 BC    BILTHOVEN


London 17 March 2006
Dear Sirs,

We refer to the letter which we delivered to you on March 15, 2006, in which we requested that you add certain items to the AGM agenda scheduled to take place on 18th of May 2006. In addition to said request, and pursuant to Article 2:114a Dutch Civil Code, we request to include the following item in the agenda of the shareholders meeting:

Application "structuurregime" and Best practice provision IV.1.1 of the Tabaksblat Code As mentioned in our previous letter, you have not filed a statement that ASM International N.V. qualifies for the "structuurregime", as prescribed by section 2:153 Dutch Civil Code. We would like the boards to educate the general meeting of shareholders whether or not in your view the company meets the criteria of the structure regime and if so, since when these criteria have been met and why the mandatory filing(s) with the trade register has/have not been made. Should the criteria have not been met, we would like the managing and the supervisory board to explain to the general meeting of shareholders whether they think it is desirable to apply the "structuurregime" voluntarily. Also, we would like the managing and supervisory boards to explain to the general meeting of shareholders why they have not proposed an amendment of the Articles of Association to bring these in line with Best practice provision IV.1.1 of the Tabaksblat Code. This provision provides - in summary - that the general meeting of shareholders of a non-structuurregime company may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or of the supervisory board and/or a resolution to dismiss a member of the management board or of the supervisory board by an absolute majority of the votes cast.

We re-confirm that Mellon HBV is still representing more than 1% of the issued share capital of ASM International.

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Please  confirm  within eight  working days from receipt of this letter that you will add this item to the agenda of the shareholders' meeting of 18 May 2006.

Yours sincerely



         Cor Timmermans